# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LEET Inc., CIK 0001946746
CUSIP: G5433N108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 805, 8TH FLOOR, MENARA MUTIARA MAJESTIC, JALAN OTHMAN, PETALING JAYA, Malaysia (N8), 46000
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001825968
Persons authorized to receive notices and communications: Dai Song, 805, 8th Floor, Menara Mutiara Majestic,, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia (N8), 46000, 60377831636

## Reporting persons
- Dai Song (CIK 0001825968): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 112,617,521; shared voting power 0; sole dispositive power 112,617,521; shared dispositive power 0; aggregate amount beneficially owned 112,617,521 (74.53% of the class)
  Comment: Mr. Song directly holds 112,617,521 ordinary shares constituting 74.53% of the issued and outstanding ordinary shares, each granting the holder one vote in a meeting or resolution of shareholders. Mr. Song also directly holds 1,000,000 Series A preferred shares constituting 100% of the issued and outstanding Series A preferred shares, each granting the holder one hundred votes in a meeting or resolution of shareholders, and indirectly holds 5,898,256 Series B preferred shares constituting 100% of the issued and outstanding Series B preferred shares, each granting the holder one thousand votes in a meeting or resolution of shareholders.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: LEET Inc.
Address of issuer's principal executive offices: 805, 8TH FLOOR, MENARA MUTIARA MAJESTIC, JALAN OTHMAN, PETALING JAYA, Malaysia (N8), 46000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mr. Dai Song.
Residence or business address: The principal business address of Mr. Dai Song is 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia.
Present principal occupation or employment: The principal occupation of Mr. Dai Song is acting as the Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: The Reporting Persons has not during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The reporting person is a citizen of Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Song acquired control of LEET Technology Inc. (formerly known as Blow & Drive Interlock Corporation) with his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Song acquired control of LEET Technology Inc. (formerly known as Blow & Drive Interlock Corporation) in October 2020. The purpose of the transaction was a personal investment of Mr. Song. The outstanding shares of LEET Technology Inc. were exchanged for shares of LEET Inc., a British Virgin Islands business company, in a one-for-one exchange pursuant to the closing of the Agreement and Plan of Merger dated January 5, 2023 primarily to redomicile LEET Technology Inc., a Delaware corporation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Song directly holds 112,617,521 ordinary shares constituting 74.53% of the issued and outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Song directly holds 112,617,521 ordinary shares constituting 74.53% of the issued and outstanding ordinary shares, each granting the holder one vote in a meeting or resolution of shareholders. Mr. Song also directly holds 1,000,000 Series A preferred shares constituting 100% of the issued and outstanding Series A preferred shares, each granting the holder one hundred votes in a meeting or resolution of shareholders, and indirectly holds 5,898,256 Series B preferred shares constituting 100% of the issued and outstanding Series B preferred shares, each granting the holder one thousand votes in a meeting or resolution of shareholders.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Signatures
- Dai Song: /s/ Dai Song, Dai Song (05/06/2025)